UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Registrant’s Certifying Accountant

Genenta Science S.p.A. (the “Company”) is furnishing this Report on Form 6-K (this “Form 6-K”) to report the dismissal of Mayer Hoffman McCann P.C. (“MHM”) as the Company’s principal accounting firm, effective December 12, 2022, and the appointment of Dannible & McKee, LLP (“Dannible & McKee”) as the Company’s principal accounting firm, effective December 12, 2022 and for the fiscal year ending December 31, 2022.

In connection therewith, the Company provides that:

1)	The audit report of MHM on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

2)	The dismissal of MHM and the appointment of Dannible & McKee as the Company’s principal accounting firm have been considered and approved by the Company’s board of statutory auditors.

3)	During the fiscal years ended December 31, 2021 and 2020 and through the subsequent interim period preceding the date of MHM’s dismissal, there were no disagreements, as described in Item 16F(a)(iv) on Form 20-F, with MHM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to MHM’s satisfaction, would have caused MHM to make reference to the subject matter of the disagreement in connection with its audit report.

4)	No “reportable events,” as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, occurred within the fiscal years ended December 31, 2021 and 2020 and subsequently up to the date of MHM’s dismissal.

The Company has provided MHM with a copy of this Form 6-K and requested that MHM provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of MHM’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of Dannible & McKee, neither the Company nor anyone on its behalf has consulted with Dannible & McKee on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or (b) any matter that was the subject of a disagreement, as described in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Annual Report on Form 20-F for the year ending December 31, 2022 (the “2022 Form 20-F”) to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F, and plans to incorporate Exhibit 16.1 hereto into the 2022 Form 20-F to the extent necessary to satisfy such reporting obligations.

Exhibits

Exhibit No.	Description
16.1	Letter of Mayer Hoffman McCann CPAs, the New York Practice of Mayer Hoffman McCann P.C., dated December 15, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: December 15, 2022